Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com

Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

October 29, 2019

Fresenius Medical Care appoints Dr. Frank Maddux to Management Board, makes Global Chief Medical Officer a board position

Fresenius Medical Care, the world’s leading provider of dialysis products and services, announced today the appointment of Dr. Frank Maddux, 61, the company’s Global Chief Medical Officer, to the Management Board. He will start in his new position on January 1, 2020.

Dr. Maddux was appointed Global Chief Medical Officer in March of this year with the goal of enhancing cooperation and the exchange of medical knowledge across the Fresenius Medical Care network, in order to ensure high-quality outcomes for patients worldwide. Now, by adding this position to the Management Board, Fresenius Medical Care is further underlining its commitment to applying clinical science at an ever-higher level.

Dr. Maddux is a physician, IT entrepreneur and healthcare executive with more than 30 years of experience in healthcare. He has been with Fresenius Medical Care since 2009. Before his appointment as Global Chief Medical Officer, he served as Executive Vice President for Clinical & Scientific Affairs and Chief Medical Officer for Fresenius Medical Care North America, where he was responsible for the delivery of high-quality, value-based care for the largest integrated renal care network in the United States. His great expertise and research interests have focused on the quality of care for chronic kidney disease patients.

Stephan Sturm, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, said: “As Global Chief Medical Officer, Dr. Frank Maddux enjoys an outstanding reputation both inside and outside of Fresenius Medical Care. With his proven medical competence and experience, which he can contribute, he will be a great addition to the company’s Management Board.”

Rice Powell, Chief Executive Officer of Fresenius Medical Care and Chairman of the Management Board, said: “Dr. Frank Maddux will be key to our ability to drive value for our patients by pursuing new and evolving medical opportunities, such as a more-focused home therapies offering, regenerative medicine, and enhancing our Care Coordination business model throughout the world. We are fortunate to have a Global Chief Medical Officer as qualified and experienced as Dr. Maddux joining our Management Board.”

Dr. Maddux said: “The well-being of our patients is our priority, and key to our company’s success. To continuously deliver on this global commitment, I am moved by the power of ideas, conceived by individuals, molded by collective intelligence and brought to life by investment in a higher purpose that is dedicated to improving the lives of people. I am proud of the importance that medical science has for Fresenius Medical Care.”

Note to the media: An image of Dr. Frank Maddux can be found at: https://www.freseniusmedicalcare.com/en/news/maddux-management-board/

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,003 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 342,488 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.